SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

Dated: December 13, 2013

Commission File No. 001-34104

NAVIOS MARITIME ACQUISITION CORPORATION

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

On December 13, 2013, Navios Acquisition Europe Finance Inc., a wholly owned subsidiary of Navios Maritime Acquisition Corporation (“Navios Acquisition”), Navios Holdings Europe Finance Inc. and Navios Partners Europe Finance Inc., as lenders, entered into a Loan Agreement, with Navios Europe Inc. (“Navios Europe”), as borrower, Navios Partners Europe Finance Inc., as agent, Navios Acquisition Europe Finance Inc., as arranger and Navios Holdings Europe Finance Inc., as security trustee, relating to a term facility of up to $10.0 million and a revolving facility of up to $24.1 million (the “Loan Agreement”). The Loan Agreement was entered into for the purpose of partly financing the acquisition cost of ten vessels by the term facility and for providing additional working capital to Navios Europe pursuant to the Master Agreement, dated December 13, 2013, between Navios Europe and HSH Nordbank AG (the “Master Agreement”). The loans bear interest at a rate of 12.7%. The term facility shall be repaid on the earlier of the tenth anniversary of the delivery date of the final ship acquired pursuant to the Master Agreement and December 27, 2023. The revolving facility shall be repaid quarterly to the fullest extent possible from Free Cash Flow (as defined in the Loan Agreement) of Navios Europe. The Loan Agreement is attached hereto as Exhibit 10.1 to this report on Form 6-K (this “Report”) and is incorporated herein by reference.

On February 6, 2014, Navios Acquisition, through Tinos Shipping Corporation and Thera Shipping Corporation, its wholly-owned subsidiaries, entered into a term loan facility agreement (the “Facility Agreement”) of up to $51.0 million (divided in two tranches of $25.5 million each) with HSH Nordbank AG as agent and the lenders named therein, to partially finance the purchase price of two LR1 product tanker vessels. Each tranche of the facility is repayable in 28 equal quarterly installments of $0.4 million each with a final balloon payment of $14.3 million to be repaid on the last repayment date. The maturity date of each advance is the later of the seventh anniversary of the date the advance is made under the Facility Agreement and May 30, 2021. The loan bears interest at LIBOR plus 310 bps per annum. The Facility Agreement also requires compliance with certain financial covenants. Among other events, it will be an event of default under the Facility Agreement if the financial covenants are not complied with. The Facility Agreement is attached hereto as Exhibit 10.2 to this Report and is incorporated herein by reference.

On February 11, 2014, Navios Acquisition issued a press release announcing its cash dividend for the quarter ended December 31, 2013, and its financial results for the fourth quarter and year ended December 31, 2013. A copy of the press release is furnished as Exhibit 99.1 to this Report and is incorporated herein by reference.

This Report, except the second and third paragraph of Exhibit 99.1, which contain certain quotes by the Chairman and Chief Executive Officer of Navios Acquisition, is hereby incorporated by reference into Navios Acquisition’s Registration Statements on Form F-3, File Nos. 333-170896 and 333-191266.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME ACQUISITION CORPORATION

By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer
Date: February 13, 2014

EXHIBIT INDEX

Exhibit No.	Exhibit

10.1	Loan Agreement between Navios Europe Inc., Navios Maritime Acquisition Corporation, Navios Maritime Holdings Inc. and Navios Maritime Partners L.P., as lenders, Navios Partners Europe Finance Inc., as agent, Navios Acquisition Europe Finance Inc., a wholly owned subsidiary of Navios Acquisition, as arranger and Navios Holdings Europe Finance Inc., as security trustee, dated December 13, 2013.

10.2	Facility Agreement between Navios Maritime Acquisition Corporation and HSH Nordbank AG dated February 6, 2014

99.1	Press Release dated February 11, 2014